William E. Cooper

Attorney at Law

9630 Clayton Road
Saint Louis, Missouri 63124
314-581-4091 bcooper@alliedcos.com

September 30, 2013

Ronald E. Alper, Esq.
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:          Goldfields International Inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed April 25, 2013
Comment Letter Dated September 17, 2013
File No. 000-49996

Dear Mr. Alper:

As counsel for Goldfields International Inc. (“Goldfields” or the “Company”), I have been asked to review your comments to the Form 10-K for the fiscal year ended January 31, 2013. This letter sets forth the responses of the Company to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated September 17, 2013, with respect to the above-referenced Form 10-K filing. The references to the comment letter have been shown in bold face for convenience, and the Company’s responses are set forth below the reference.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2013

Comment:

 Description and Location of the Plomosa Mountain Property, page 10

1.
We note your response to comment 6 indicating the Copperstone mine is located 12 miles east of your property.  It is our understanding that the Copperstone mine operated by Cyprus Minerals is located west of your property. Please review and modify your proposed amendment if our understanding is correct.

Response:

The Company respectfully acknowledges to the Staff that the Form 10-K  amendment will  reflect the following:

The famous Copperstone mine is located 12 miles west of the Property at the northern tip of the Dome Rock Mountain chain.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Comment:

Reclamation Deposits, page 25

2.
We note your response to comment 8 in which you describe the Federal legislation affecting your property. We also note that approximately 320 acres of your mining claims in the north half of section 32 are Arizona state trust lands in which surface trespass may occur and further that all mineral rights for section 32 are state owned. The remainder of your claims are subject to BLM regulations related to surface trespass/disturbances with possible conflicts with other lease holders, road construction/repair activities, and historic artifact preservation.  In addition to state leasing requirements for exploration, the state of Arizona requires well drilling permits for all exploratory drilling and probing/sampling activities related to existing exploration drill holes or water wells.  Please further amend your filing, identifying the owner of the surface estate and mineral rights in section 32, addressing any trespass concerns on private/state/federal lands, describe the surface disturbance/road construction requirements for BLM and/or state lands along with any associated permits that may be required.

Response:

The Company respectfully submits to the Staff that the Property Claim PLO 035, AMC 411338 in Section 32 has an eastern boundary which terminates on adjacent state land as indicated on Exhibit A attached hereto.  The Company does not have any surface or mineral rights on state property.  The Company herein acknowledges that the staked area of AMC 411338 is approximately 20.66 acres, however, approximately 5 acres of the claim fall within state property for which we do not have mineral rights, therefore the entire Property will be disclosed as approximately 635 acres in total, rather than 640 as represented previously. This amended acreage will be reflected in the amended 10-K to be filed.

Additionally, the Form 10-K will be further amended to reflect the following:

The Property surface estate and mineral rights are federally owned and subject to BLM regulations.

The BLM will prevent abuse of public lands while recognizing valid rights and uses under the mining laws. The BLM will take appropriate action to eliminate invalid uses, including unauthorized residential occupancy. Interior Board of Land Appeals (IBLA) has found that a claim may be declared void by BLM when it has been located and held for purposes other than the mining of minerals. The issuance of a notice of trespass may occur if an unpatented claim/site is:

(1)           used for a home site, place of business, or for other purposes not reasonably related tomining or milling activities;

(2)           used for the mining and sale of leasable minerals or mineral materials, such as sand,gravel and certain types of building stone; or

(3)           located on lands that for any reason have been withdrawn from location after the effectivedate of the withdrawal.

Trespass actions are taken by the BLM Field Office.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

All mining activities on the Property require reasonable reclamation. The lowest level of mining activity, "casual use," is designed for the miner or weekend prospector who creates only negligible surface disturbance (for example, activities that do not involve the use of earth-moving equipment or explosives may be considered casual use). These activities would not require either a notice of intent to operate or a plan of operation. For further information regarding surface management terms, please refer to 43 CFR Chapter II Subchapter C, Subpart 3809.

The second level of activity, where surface disturbance is 5 acres or less per year, requires a notice advising BLM of the anticipated work 15 days prior to commencement. This notice must be filed with the appropriate field office. No approval is needed although bonding is required. State agencies must be notified to ensure all requirements are met.

For operations involving more than 5 acres total surface disturbance on lands subject to 43 CFR 3809, a detailed plan of operation must be filed with the appropriate BLM field office. Bonding is required to ensure proper reclamation. An Environmental Assessment (EA) is to be prepared for all plans of operation to determine if an Environmental Impact Statement is required. A National Environmental Policy Act review is not required for casual use or notice level operations unless those operations involve occupancy as defined by 43 CFR 3715. Most occupancies at the casual use and notice level in Arizona are covered by a programmatic EA.

An activity permit is required when use of equipment is utilized for the purpose of land stripping, earthmoving, blasting (except blasting associated with an individual source permit issued for mining), trenching or road construction.

Thank you for your continued assistance in this regard.  Please do not hesitate to contact me with any questions.

Yours truly,

/s/ William E. Cooper
William E. Cooper

EXHIBIT A

1234
1308
1216
475
PLOMOSA
1
3
5
7
9
11
13
15
Prospect
Mine
30
29
2
4
6
8
10
12
14
16
1296
Prospects
4WD
19
24
25
17
20
26
27
1319
1370
1272
21
Prospects
Mine
18
22
23
Prospects
Adits
29
31
33
35
Prospect
31
32
1638
4WD